SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Medwave, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

585081102

(CUSIP Number)

William D. Corneliuson
777 East Wisconsin Avenue, Suite 3020
Milwaukee, WI 53202
(414) 291-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585081102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William D. Corneliuson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 488,300

	8.	Shared Voting Power 175,100

	9.	Sole Dispositive Power 488,300

	10.	Shared Dispositive Power 175,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 663,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

                The securities to which this statement relates are shares of common stock, no par value per share (the “Common Stock” or the “Securities”), of Medwave, Inc. (the “Company”).  The address of the Company’s principal executive offices is 4382 Round Lake Road West, St. Paul, MN 55112-3923.

Item 2.	Identity and Background
(a)	Mr. William D. Corneliuson (“Mr. Corneliuson”)
(b)	Business Address: 777 East Wisconsin Avenue, Suite 3020, Milwaukee, WI 53202
(c)	Mr. Corneliuson is the President and Treasurer of B.C. Holdings, Inc., an investment advisory and consulting firm
(d)	Criminal Proceedings: None
(e)	Civil Proceedings: None
(f)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

                On January 24, 2003, Mr. Corneliuson acquired 100,000 shares of the Company’s Common Stock at a price of $1.25 per share with personal funds.  Also on January 24, 2003 Duchess Limited Partners, of which Mr. Corneliuson is a limited partner, acquired 160,000 shares of the Company’s Common Stock, for a price of $1.25 per share.  Funds of Duchess Limited Partners were utilized to pay the aggregate purchase price for these shares.

                On July 2, 2002, Mr. Corneliuson acquired 180,000 shares of the Company’s Common Stock at a price of $0.82 per share with his personal funds.

                On December 30, 2002, Duchess Limited Partners, of which Mr. Corneliuson is a limited partner, purchased 500 shares of Common Stock at $0.86 per share.

Item 4.	Purpose of Transaction
All of the reported shares were acquired for investment purposes.
Mr. Corneliuson does not have any present plans or proposals that relate to or would result in:

                (a)           The acquisition by any person of additional securities of the Company (other than shares of the Common Stock to be acquired upon the exercise of outstanding options or options granted under the Company’s stock option and incentive plan) or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                (d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

                (f)            Any other material change in the Company’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposal to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

                (h)           Causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

                (a)           Mr. Corneliuson is deemed the beneficial owner of 663,400 shares of Common Stock of the Company representing 7.7% of the Common Stock of the Company outstanding as of January 24, 2003.  This number includes (i) 468,300 shares of Common Stock currently owned individually by Mr. Corneliuson, (ii) 175,100 shares of Common Stock held by Duchess Limited Partners of which Mr. Corneliuson is a limited partner, and (iii) 20,000 currently exercisable options.

                (b)           Mr. Corneliuson has sole voting power over 488,300 shares of the Common Stock and  shared voting power over 175,1000 shares of the Common Stock.  He has sole dispositive power over 488,300 shares of the Common Stock and shared dispositive power over 175,100 shares of the Common Stock.

(c) Except as reported above in Item 3, Mr. Corneliuson has not effected any transactions in the Common Stock during the past 60 days.

                (d)           The other partners in Duchess limited partners have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Duchess Limited Partners.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Corneliuson holds options to purchase shares of Common Stock pursuant to the Company’s stock option and incentive plan.

Item 7.	Material to Be Filed as Exhibits
None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2003
Date
/s/ William D. Corneliuson
Signature
William D. Corneliuson
Name/Title